EXHIBIT 16.1

October 22, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

        We have read the Change in Independent Registered Public Accounting Firm disclosure included on page 50 of the Registration Statement on Form S-1 of XDx, Inc. (the Company), which the Company has informed us is expected to be filed with the U.S. Securities & Exchange Commission on or about October 23, 2007, and are in agreement with the statements contained in the first and fourth sentences of the first paragraph, the second paragraph, and the first sentence of the fifth paragraph, respectively, contained therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP